SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                               21 July, 2003

SkyePharma PLC

Trading Update
SkyePharma Reaffirms Guidance for 2003 Full Year

LONDON, ENGLAND, July 21, 2003 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) is pleased to provide a trading update at the end of the first six months of 2003. Revenues for the first half are likely to be lower than in the comparable period of the previous year. This primarily arises because of the timing and recognition of milestone payments, still the major source of revenue. Because of the sensitivity of results to revenues, the Company expects to report a net loss for the first half substantially greater than management had expected in April when it advised that there might be a loss for the first half. However the Company remains confident that revenues and profitability for the 2003 full year will still be in line with previous guidance.

Chief Executive Michael Ashton said "We are gratified by a continuing steep increase in royalty income but the majority of our revenues in 2003 will still arise from milestone payments, the timing and magnitude of which are naturally difficult to forecast. I am pleased to announce that we have been able to conclude a number of transactions in the first half, not least the acquisition of rights to DepoCyte from Elan and the relicensing of those rights to MundiPharma announced today. However a number of important new deals that we had expected to close in the first half of the year are now likely to be concluded in the second half, continuing the trend of recent years when the majority of our revenues have been generated in the latter part of the year. Because of this revenue mix, we said in April that we might report a loss for the first half and this has turned out to be the case.

"We continue to expect sustained profitability and growth for the full year and for future years. Over the next few years, a growing proportion of our revenues will come from more predictable and less erratic royalty income and profit share, generated by products such as DepoMorphine™."

Notes to Editors

About SkyePharma
SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, market a pharmaceutical product on a large scale and integrate and manage an internal sales and marketing organization and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

For further information please contact:

SkyePharma PLC                                                                   +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications

Sandra Haughton, US Investor Relations                                           +1 212 753 5780

Buchanan Communications                                                          +44 207 466 5000
Tim Anderson / Nicola How
END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   July 21, 2003